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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                         0-22717
                                                                 ---------------
                                                                 SEC FILE NUMBER

                                                                     004857 10 8
                                                                 ---------------
                                                                 CUSIP NUMBER

[X] Form 10-K and 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q and 10-QSB

                                   [ ] Form N-SAR

     For the period ended: July 30, 1999

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the period ended: N/A
                           ---

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: THIS FILING RELATES TO THE ENTIRE FORM 10-K FOR THE YEAR ENDED JULY 30, 1999.


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PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT:   Acorn Products, Inc.

ADDRESS AND PHONE NUMBER:  390 Dublin Avenue
                           Columbus, Ohio 43215
                           (614) 222-4400


PART II - RULE 12b-25(b)

         The registrant's Form 10-K could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) for the reasons described in PART III of this form.

PART III - NARRATIVE

         Acorn Products, Inc. (the "Registrant") has undergone recent drastic management changes. The Registrant's Chief Financial Officer ("CFO") resigned in June 1999, and the Registrant's President and Chief Executive Officer ("CEO") resigned in September 1999. In October 1999, the Registrant's Chairman of the Board resigned his position and a new Chairman was subsequently elected. The Registrant named a new CFO in June 1999, and a new President and CEO in September 1999. Furthermore, in addition to the new President and CEO, CFO and Chairman, other new members of a senior management team were named on September 3, 1999. The new officers needed ample time to become acquainted with the business and financial condition of the Registrant prior to signing and filing the Registrant's Form 10-K for the fiscal year ended July 30, 1999.

         Additionally, senior management has been working diligently to restructure the Registrant's current and future liquidity and capital needs. This restructuring is detailed in the Registrant's October 28, 1999 press release entitled "Acorn Products Announces Election of New Chairman", a copy of which is attached as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 1999.

         For these reasons, management will not be able to timely file the Registrant's Form 10-K without unreasonable effort or expense.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  John G. Jacob, Vice President and Chief Financial Officer -
         (614) 222-4400

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         (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                                [ x ] Yes       [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ x ] Yes       [   ] No

EXPLANATION OF ANTICIPATED CHANGE

         On September 23, 1999, the Registrant issued a press release announcing earnings for its fiscal year end that fell significantly below prior estimates. The Registrant reported a net loss of $1.90 per share (basic and diluted) for the fourth quarter of fiscal 1999, compared to net income of $0.08 per share (basic and diluted) for the comparable period in fiscal 1998. For fiscal 1999, the Registrant reported a net loss of $1.79 per share (basic and diluted) compared to a $0.20 net earnings per share for fiscal 1998.

         Operating income for the fourth quarter was adversely impacted by problems in the Registrant's product distribution systems. Further, the Registrant had significant year-end adjustments relating primarily to inventory obsolescence and physical inventory shortages, as well as accruals for workman's compensation and health insurance.


                                   SIGNATURES

         Acorn Products, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                             ACORN PRODUCTS, INC.

October 28, 1999                             By:  /s/ John G. Jacob
                                             ----------------------------------
                                             John G. Jacob, Vice President and
                                             Chief Financial Officer